

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

February 26, 2013

William Belitsky, Esq.
Paul Hastings LLP
75 East 55th Street
New York, NY 10022

Re: Invesco Unit Trusts, Taxable Income Series 466
      File Nos. 333-186407 and 811-02754

Dear Mr. Belitsky:

        On February 1, 2013, you filed a registration statement on Form S-6 for Invesco Unit Trusts, Taxable Income, Series 466 (the "Fund"), consisting of one underlying unit investment trust portfolio, Invesco Term Trust, Series A (the "Trust"). We have reviewed the registration statement, and have the following comments.

Prospectus

Principal Investment Strategy, page 2

1. The first sentence of this subsection states: "The Trust invests in a portfolio of short-term, high quality commercial paper, asset-backed commercial paper and certificates of deposit." The only "certificates of deposit" that the disclosure indicates the Trust will invest in are the dollar-denominated, limited-redemption CDs issued in the U.S. by foreign banks, known as "Yankee CDs." We also note that subsequent disclosure states that the Trust's securities are all "U.S. dollar-denominated." Please clarify whether the Trust will invest in the CDs of U.S. banks. If not, please substitute the term "Yankee CD" wherever the term "certificates of deposit" are used in the registration statement.

2. The disclosure on this page states: "The Trust's portfolio generally consists of short-term securities maturing approximately three months from the Initial Date of Deposit." The disclosure on page A-1 states that the "Trust Agreement will terminate at the end of the calendar year immediately following the anniversary of its execution." Please disclose how the Trust plans to keep existing and prospective investors apprised of quarterly changes to the composition of the portfolio.

Principal Risks, page 2

1. The titles of four paragraphs in the subsection refer, respectively, to the risks of concentrating in commercial paper, Yankee CDs, the "financials sector," and "securities of a particular type of issuer." The four paragraphs do not describe risks of concentrating coherently, if at all. The first two paragraphs simply describe the risks of investing, to any extent, in the two kinds of securities. The last paragraph does not identify the industries the Trust will be concentrating in and mixes the definitions of diversification and concentration in Sections 5(b)(1) and 8(b)(1)(E) of the Investment Company Act of 1940 ("1940 Act"). The third paragraph, however, describes the risk of concentrating in one of the industries, or group of industries, in which the Information Supplement indicates the Trust may concentrate. The Information Supplement also indicates that the Trust may concentrate in the consumer staples and consumer discretionary sectors. Please provide the appropriate additional risk disclosure in this subsection. Please revise the titles of the first two paragraphs to state, for example, that the Trust "is invested in," rather than "is concentrated in," commercial paper and Yankee CDs. Please use a different term than "diversified" in the third paragraph because the Trust could be concentrated and, yet, diversified, as the 1940 Act uses those terms.

2. Please disclose, where appropriate, the extent to which Trust intends, and is permitted, to invest in illiquid securities under 1940 Act. See Investment Company Act Release No. 5847 (Oct. 21, 1969).

Summary of Essential Financial Information

The Trust imposes a redemption fee of .10%. We note that, although redemption fees do not appear to be common among UITs, redemption fees appear to be contemplated by the Item 46(b)(12) of Form N-8B-2, and are even required in certain circumstances under the 1940 Act (See Rule 22c-2 under the 1940 Act). Please explain to us the justification for this fee and why the amount was set at .10%. Specifically, what "other costs" are you referring to in the disclosure that says the redemption fee is "designed to offset, brokerage commissions, market impact, or other costs that may be associated with liquidating Trust securities in order to satisfy redemption requests."

The Trust - General, Page A-1

The disclosure states: "The Sponsor may continue to make additional deposits into the Trust following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the original percentage relationship among the principal amounts of securities that existed on the Initial Date of Deposit." Please clarify this statement. Will the sponsor maintain the same ratio among commercial paper, asset back commercial paper, and Yankee CDs? Will the industrial concentration of the issuers change? Will the percentage of restricted securities remain the same?

Risk Factors, page A-1

The disclosure, on page A-2, states: "Security concentration risk is the risk that your Trust is less diversified because it concentrates in a particular type of security. When a certain type of security makes up 25% or more of a Trust, the Trust is considered to be concentrated" in that security type." Please conform this definition of concentration to Section 8(b)(1)(E) of the 1940 Act.

Liquidity Risk, page A-3

1. The disclosure states: "No one can guarantee that a liquid trading market will exist for any security because these securities generally trade in the over-the-counter market (they are not listed on a securities exchange)." Please clarify what securities are referred to by this statement.

2. The disclosure states: "Certain securities in the Trust are designated as "Rule 144A" restricted securities pursuant to the Securities Act of 1933, as amended ("1933 Act"), and may be subject to enhanced liquidity risk." Because the securities described in Rule 144A under 1933 Act are likely to be more liquid than other privately placed securities, an implication of this statement is that Rule 144A securities are the only private placements in which the Trust will invest. Please clarify whether Rule 144A securities are, in fact, the only private placements in which the Trust will invest. If not, how will the Trust satisfy the limitation on illiquid securities? (See Investment Company Act Release No. 5847 (Oct. 21, 1969).) Please clarify whether all of the Yankee CDs will be Rule 144A securities.

3. The disclosure states: "The Sponsor has determined that each restricted security included in the Trust is liquid as of the close of business on the day prior to the Initial Date of Deposit." Restricted securities ordinarily would be subject to the limitation on illiquid securities. (See Investment Company Act Release No. 5847 (Oct. 21, 1969).) However, the Commission, in adopting Rule 144A, allowed the boards of directors of funds or, in the case of UITs, the sponsor, the flexibility to determine, in appropriate circumstances, that specific Rule 144A securities are liquid and not subject to the limitation on illiquid securities. (See Investment Company Act Release No. 17452 (Apr. 23, 1990).) Because the Trust intends to invest in Rule 144A securities and treat them as liquid, please provide disclosure about the nature of Rule 144A securities, the role of the Sponsor in determining whether or not such securities are liquid for purposes of the illiquid asset limitation, and the factors that the Sponsor will take into account in determining whether a Rule 144A security is liquid (e.g., trading actively, availability of reliable price information, and other relevant information).

4. Please confirm that the only investors in the Trust will be "qualified institutional buyers," as defined in Rule 144A(a)(1) under the 1933 Act.

5. The disclosure, on page 3, states: "Where registration is required for the resale of a restricted security, the Trust may be obligated to pay all or part of the registration expenses and a considerable period may elapse from the time the Trustee attempts to sell such restricted Trust securities and the time the Trustee may be permitted to sell the restricted Trust securities under an effective registration statement." Please explain to us why the

Trust would invest in privately placed securities that it must pay to register, or that are subject to a holding period, before they can be resold, particularly if, as stated above, the Trust can satisfy the requirements of Rule 144A.

6. The same paragraph also states: "Due to the potential for delays on resale and uncertainty in valuation associated with restricted securities, the Trustee may experience difficulty satisfying redemptions within three business days." We note that this statement is inconsistent with the disclosure, on page A-9, stating that Unitholders will generally receive redemption proceeds within two to three days following a "satisfactory" tender. Please explain the apparent inconsistency in the disclosure.

Distributions of Interest and Principal, page A-8

The disclosure states that "since the securities in your Trust generally do not pay current interest during their life, it is not anticipated that Unitholders will receive interest distributions during the life of the Trust." Particularly since the interest income will apparently be predominantly original issue discount, we believe that it would be helpful to investors if this subsection were to include a discussion of the economic concept of OID and to provide a citation to the discussion of the tax treatment of OID in the "Federal Tax Status" section on page A-12. In addition, this statement appears to be inconsistent with the statement, on page 13, that "[s]ome Debt Obligations may have been issued with original issue discount." Please reconcile this apparent inconsistency.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its sponsor are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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You should respond to this letter in the form of a pre-effective amendment filed under Rule 472 of the 1933 Act. Please provide written responses to all comments. Where no changes will be made in response to a comment, please so state in your letter and also state the basis for your position. We may have further comments after reviewing your responses.

If you have any further questions about these comments, please contact James O'Connor at 202-551-6943 or o'connorj@sec.gov or contact Christina DiAngelo at 202-551-6963 or diangeloc@sec.gov.

James E. O'Connor   Christina L. DiAngelo
Attorney/Advisor   Accountant